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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 23 )*

                         ZENITH NATIONAL INSURANCE CORP.
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                                (Name of Issuer)

                          COMMON STOCK, $1.00 PER SHARE
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                         (Title of Class of Securities)

                                    989390109
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                                 (CUSIP Number)

                               Howard E. Steinberg
                  Executive Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 25, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO 989390109

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            NAME OF REPORTING PERSON  I.R.S. IDENTIFICATION NOS. OF
1           ABOVE PERSONS (entities only)
            RELIANCE FINANCIAL SERVICES CORPORATION
            I.R.S. EMPLOYER IDENTIFICATION NO.: 51-0113548
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)

            (b)
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3           SEC USE ONLY


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4           SOURCE OF FUNDS*
            N/A
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)   /X/

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                            7         SOLE VOTING POWER
                                      -0-


                           -----------------------------------------------------
        NUMBER OF           8         SHARED VOTING POWER
         SHARES
       BENEFICIALLY
      OWNED BY EACH
         REPORTING         ----------------------------------------------------
       PERSON WITH          9         SOLE DISPOSITIVE POWER
                                       -0-

                           ----------------------------------------------------
                           10          SHARED DISPOSITIVE POWER


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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             -0-

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12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        / /

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13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             -0-

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14           TYPE OF REPORTING PERSON*
             HC

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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The following information supplements the information contained in the Schedule
13D and Amendments thereto previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Amendment.

ITEM 5.  Interest in the Securities of the Issuer.

On June 25, 1999, Reliance Insurance Company ("Reliance Insurance") entered into an agreement with Fairfax Financial Holdings Limited ("Fairfax") pursuant to which Reliance Insurance agreed to sell all 6,574,445 shares of the Security beneficially owned by Reliance Financial to Fairfax or its permitted assigns for an aggregate purchase price of $184,084,460 or $28.00 per share. The closing of that sale occurred on October 25, 1999. As a result, Reliance Financial does not beneficially own any shares of the Security.

Reliance Insurance's three members on the Issuers board of directors resigned effective as of the closing date of the sale.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 1999
                                  RELIANCE FINANCIAL SERVICES CORPORATION

                                  By: /s/  James E. Yacobucci
                                      -----------------------------------------
                                           James E. Yacobucci
                                           Senior Vice President-Investments


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